Peak Fintech Business Hub Client Earns Exclusive Distribution Rights to Red Bull

Energy Drinks

MONTREAL, QUEBEC - August 11, 2021 - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that Business Hub member, Xiamen Guangzhui Ltd. ("XGL"), a snack foods and soft drinks distributor, recently received the exclusive rights to distribute Red Bull energy drinks to Petro China and Sinopec convenience stores in 5 provinces in China.

After joining the Business Hub in January 2021, XGL saw a significant increase in operations, which XGL credits for obtaining the exclusive rights from Red Bull. "The Business Hub is slowly changing the supply chain distribution landscape by virtually eliminating all logistics challenges, cashflow restrictions and payment delays, thus bringing unmatched efficiency to distributors like us," commented XGL CEO Chunlin Wang. "I strongly believe that we can increase our sales by a factor of five (5), which we hope will get us exclusivity from Red Bull at convenience stores across the entire country by this time next year. I think it's only a matter of time before the secret is out and distributors from all over the country start flocking to the Hub. It just wouldn't make sense for them not to," concluded Mr. Wang.

Peak and XGL also signed an agreement to make Red Bull available to XGL clients exclusively through the Company's Gold River platform. This means that all Petro China and Sinopec convenience stores operating where XGL owns the exclusive distribution rights will eventually require accounts on the Business Hub in order to continue to sell the popular energy drink.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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Forward-Looking Statements / Information:

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